

September 22, 2022

George Gresham
Chief Financial Officer and Chief Operating Officer
Green Dot Corporation
114 W 7th Street
Suite 240
Austin, Texas 78701

      Re: Green Dot Corporation
          Form 10-K for the fiscal year ended December 31, 2021
          Filed February 28, 2022
          File No. 001-34819

Dear Mr. Gresham:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance